Exhibit 99.1

China Nepstar Completes Disposition of 40% Equity Ownership in Yunnan Jianzhijia Chain Drugstore

SHENZHEN, China, December 28, 2012

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced that it has completed the sales of its 40% equity ownership in Yunnan Jianzhijia Chain Drugstore Ltd.(“JZJ”) to Yunnan Jianzhijia Holding Co., Ltd.(“JZJ Holding”). In accordance with the terms of the agreement entered into by the Company and JZJ Holding in connection with the transaction, JZJ Holding has acquired Nepstar’s 40% equity ownership in JZJ for a total cash consideration of RMB 81.48 million.

JZJ was founded in 1999 and was 40% owned by Nepstar, 30% owned by Qunxiang Industrial Trading (“Qunxiang”), and 30% owned by Yunnan Hengyu Industrial Trading Co., Ltd. Pursuant to a voting rights agreement entered into in 1999 (“Voting Rights Agreement”), Qunxiang assigned its voting rights in JZJ to Nepstar, as a result, Nepstar held 40% of the equity ownership and 70% of the voting rights in JZJ with an initial investment of RMB 0.4 million. In 2009, JZJ’s majority shareholders announced the plan to pursue the listing of the portion of the equity interest they hold in JZJ on the Shenzhen Stock Exchange in three years through JZJ Holding. In connection with JZJ’s IPO plan, on January 5, 2009, Nepstar’s Board of Directors and the Audit Committee of the Board approved the termination of the Voting Rights Agreement, as a result, the Company held 40% of the voting rights as well as 40% of the equity ownership in JZJ. JZJ reported net income of RMB 3.9 million for 2011. JZJ’s net income was RMB 0.1 million for the first nine months of 2012. As of September 30, 2012, the carrying amount of JZJ was RMB36.8 million for Nepstar, and JZJ had 527 drugstore outlets, all of which were located in Yunnan province in southwestern China.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of September 30, 2012, the Company had 2,191 stores across 73 cities, one headquarter distribution center and 15 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Nepstar IR

Email: ir@nepstar.cn

Dixon Chen

Grayling

Investor Relations

Tel: +1-646-284-9403

Email: dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

Tel: +1-646-284-9455

Email: ivette.almeida@grayling.com